UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92537N108

(CUSIP Number)

VPE Holdings, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

310-712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108	13D	Page 1 of pages

1	NAME OF REPORTING PERSONS VPE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 2 of pages

1	NAME OF REPORTING PERSONS Vertiv JV Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 3 of pages

1	NAME OF REPORTING PERSONS PE Vertiv Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 4 of pages

1	NAME OF REPORTING PERSONS Platinum Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 5 of pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 6 of pages

1	NAME OF REPORTING PERSONS Platinum Equity InvestCo, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92537N108	13D	Page 7 of pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings IC (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 8 of pages

1	NAME OF REPORTING PERSONS Platinum Equity Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 9 of pages

1	NAME OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 92537N108	13D	Page 10 of pages

1	NAME OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,071,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,071,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,071,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92537N108	13D	Page 11 of pages

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D originally filed on February 21, 2020 (as amended to date, the “Schedule 13D”) by VPE Holdings, LLC (“VPE”), Vertiv JV Holdings, LLC (“JV”), PE Vertiv Holdings, LLC (“PE Vertiv”), Platinum Equity Partners III, LLC (“Partners III”), Platinum Equity Investment Holdings III, LLC (“Holdings III”), Platinum Equity InvestCo, L.P. (“InvestCo LP”), Platinum Equity Investment Holdings IC (Cayman), LLC (“Cayman Holdings”), Platinum Equity Investment Holdings, LLC (“Holdings”), Platinum Equity, LLC (“Platinum”) and Mr. Tom Gores (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Vertiv Holdings Co (formerly known as GS Acquisition Holdings Corp, the “Issuer”). Capitalized terms used herein but not defined herein shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

2023 Underwriting Offering

On August 9, 2023 (the “Closing Date”), VPE sold 20,000,000 shares of Class A Common Stock to BofA Securities, Inc. (the “Underwriter”) at a price of $34.91 per share in a registered offering (the “2023 Offering”) pursuant to an Underwriting Agreement dated as of August 7, 2023 (the “2023 Underwriting Agreement”).

Lock-Up Agreement

On August 7, 2023, pursuant to the 2023 Underwriting Agreement, the Issuer, VPE and the Underwriter entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which VPE agreed, for a period ending at the close of business on the date that is 60 days after the Closing Date (the “Restricted Period”), to not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (collectively, the “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) take any action that shall require the Issuer to file with the SEC a registration statement relating to the Lock-Up Securities during the Restricted Period; provided that, the Issuer may make a confidential or non-public submission with the SEC of a registration statement relating to the Lock-Up Securities during the Restricted Period, so long as any such confidential or non-public submission shall not become a publicly available registration statement during the Restricted Period, or (4) publicly disclose the intention to do any of the foregoing.

Stockholders Agreement

Following the closing of the 2023 Offering, VPE holds less than 5% of the outstanding Class A Common Stock and therefore no longer has the right to designate any directors for nomination to the Issuer’s board of directors pursuant to the stockholders agreement dated as of February 7, 2020, by and among the Issuer, GS Sponsor LLC, Cote SPAC 1 LLC, and VPE (the “Stockholders Agreement”). Further, because VPE no longer has the right to designate at least one director for nomination pursuant to the Stockholders Agreement, the voting agreement provisions of the Stockholders Agreement are no longer of any force or effect.

The above descriptions of the 2023 Underwriting Agreement, the Lock-Up Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit to the Schedule 13D and incorporated herein by reference.

CUSIP No. 92537N108	13D	Page 12 of pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 380,643,695 shares of Class A Common Stock outstanding as of the date hereof, which includes: (i) 380,527,755 shares of Class A Common Stock outstanding as of July 31, 2023, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed by the Issuer with the SEC on August 2, 2023, and (ii) 115,940 shares of Class A Common Stock underlying stock options exercisable within 60 days, which may be deemed to be beneficially owned by VPE.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
VPE Holdings, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Vertiv JV Holdings, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
PE Vertiv Holdings, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity Partners III, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity Investment Holdings III, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity InvestCo, L.P.	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity Investment Holdings IC (Cayman), LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity Investment Holdings, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Platinum Equity, LLC	18,071,155	4.7%	0	18,071,155	0	18,071,155
Tom Gores	18,071,155	4.7%	0	18,071,155	0	18,071,155

Represents (a) 17,955,215 shares of Class A Common Stock owned directly by VPE and (b) 115,940 shares of Class A Common Stock underlying stock options exercisable within 60 days, which may be deemed to be beneficially owned by VPE.

Tom Gores is the manager of Platinum, which is the sole member of Holdings, which is the sole member of Cayman Holdings, which is the general partner of InvestCo LP, which is the sole member of Holdings III, which is the managing member of an entity (the “Coinvest Entity”) that is a member of PE Vertiv and the senior managing member of Partners III, which is the general partner of four entities that, together with the Coinvest Entity, hold a majority of the of membership interests of PE Vertiv, which owns a majority of the outstanding interests of JV, which owns a majority of the outstanding interests of VPE. By virtue of these relationships, each of the entities named herein and Mr. Gores may be deemed to share beneficial ownership of the securities reported herein.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

CUSIP No. 92537N108	13D	Page 13 of pages

(d) None.

(e) As of August 9, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2023 Underwriting Agreement, the Lock-Up Agreement, and the Stockholders Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to the Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number*	Description
1	Joint Filing Agreement.

2	Underwriting Agreement, dated as of August 7, 2023, by and among Vertiv Holdings Co, VPE Holdings, LLC and BofA Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2023).

3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 9, 2023).

4	Stockholders Agreement, dated as of February 7, 2020, by and among Vertiv Holdings Co, GS Sponsor LLC, Cote SPAC 1 LLC, and VPE Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on February 7, 2020).

CUSIP No. 92537N108	13D	Page 14 of pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2023

VPE Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Vertiv JV Holdings, LLC
By: Platinum Equity Partners IV, L.P., its manager
By: Platinum Equity Partners IV, LLC, its general partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

PE Vertiv Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Partners III, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity Investment Holdings III, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity InvestCo, L.P.
By: Platinum Equity Investment Holdings IC (Cayman), LLC,
its General Partner

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

Platinum Equity Investment Holdings IC (Cayman), LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President

CUSIP No. 92537N108	13D	Page 15 of pages

Platinum Equity Investment Holdings, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Secretary

Platinum Equity, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Tom Gores

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Attorney-in-Fact